Bontan Corporation Inc.

Consolidated Financial Statements

For the Three and Six Months Ended September 30, 2008 and 2007

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated November 20, 2008)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three and six months ended September 30, 2008 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

November 20, 2008

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 20, 2008)

	Note	September 30, 2008	March 31, 2008
			(Audited)
Assets
Current
Cash		$543,152	$1,259,062
Short term investments	3, 11(vii) & 11(viii)	2,469,617	3,633,760
Prepaid consulting services	5	123,941	285,896
Other receivables	11(ix)	64,266	54,198

		$3,200,976	$5,232,916
Office equipment and furniture	4	$10,580	$6,206
		$3,211,556	$5,239,122
Liabilities and shareholders' equity
Current liabilities
Accounts payable	11(vi)	$23,276	$30,339
Accrued liabilities		13,449	28,685
Total current liabilities		$36,725	$59,024
Shareholders' Equity
Capital stock	6	$32,901,488	$32,901,488
Warrants	8	2,153,857	2,153,857
Contributed surplus		4,077,427	4,077,427
Accumulated other comprehensive loss		(3,165,059)	(1,306,768)
Deficit		(32,792,882)	(32,645,906)
		(35,957,941)	(33,952,674)
Total shareholders' equity		$3,174,831	$5,180,098
		$3,211,556	$5,239,122

Commitments and Contingent Liabilities (Note 10)
Related Party Transactions (Note 11)

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director
                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 20, 2008)

	Note	Three months ended	Six months ended	Three months ended	Six months ended
		September 30, 2008		September 30, 2007
Income
Gain on disposal of short term investments		$ 7,379	$ 195,928	$ (25,974)	$ 75,661
Interest		1,958	5,909	25,025	46,681

		9,337	201,837	(949)	122,342
Expenses
Consulting fees settled for common shares	5	80,999	161,956	78,372	156,890
Payroll		9,872	15,303	-	-
Travel, promotion and consulting	11(v)	17,159	67,280	36,763	87,333
Shareholders information	11(i)	34,041	64,500	37,546	73,867
Exchange loss (gain)		(33,704)	(17,968)	81,009	186,710
Professional fees		9,862	14,011	8,033	14,563
Office and general		7,588	24,164	5,820	17,480
Bank charges and interest		746	1,297	258	655
Communication		4,256	7,490	2,055	4,774
Rent	11(ii)	4,150	8,589	1,412	2,871
Transfer agents fees		1,122	2,191	1,201	2,652
		136,091	348,813	252,469	547,795
Net loss for period		(126,754)	(146,976)	(253,418)	(425,453)

Basic and diluted loss per share information
Net Loss per share	9	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited – see Notice to Reader dated November 20, 2008)

		Three months ended	Six months ended	Three months ended	Six months ended
		September 30, 2008		September 30, 2007
Cash flows from operating activities
Net loss for year		$(126,754)	$(146,976)	$(253,418)	$(425,453)
Amortization of office equipment and furniture		507	882	-	-
Gain on disposal of short term investments		(7,379)	(195,928)	25,974	(75,661)
Consulting fees settled for common shares	5	80,999	161,955	78,372	156,890)
Net change in working capital components
Prepaid and other receivables		(34,716)	(10,069)	46,823	39,244)
Accounts payable and accrued liabilities		(18,903)	(22,299)	(27,467)	(9,105)
		(106,246)	(212,435)	(129,716)	(314,085)
Investing activities
Purchase of property,plant & equipment		(5,256)	(5,256)	(2,299)	(2,299)
Purchase of short term Investments		(278,172)	(1,842,150)	(571,487)	(1,901,828)
Net proceeds from sale of short term investments		132,762	1,343,931	165,022	1,301,542
		(150,666)	(503,475)	(408,764)	(602,585)
Financing activities
Common shares issued net of issuance costs			-	-	110,201
		-	-	-	110,201
Decrease in cash during period		(256,912)	(715,910)	(538,480)	(806,469)
Cash at beginning of period		800,064	1,259,062	2,746,939	3,014,928
Cash at end of period		$543,152	$543,152	$2,208,459	$2,208,459
Supplemental disclosures
Non-cash operating activities
Consulting fees settled for common shares and	5		161,955	78,372
options and expensed during the period		80,999			156,890
Consulting fees prepaid in shares	5	123,941	123,941	119,256	119,256
		$204,940	$285,896	$197,628	$276,146

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the six months ended September 30, 2008
(Unaudited – see Notice to Reader dated November 20, 2008)

	Number of Shares	Capital Stock	Warrants	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive loss	Shareholders' Equity
Balance March 31, 2007	28,430,203	$32,413,811	$2,215,213	$4,069,549	$(32,074,107)		$6,624,466
Warrants excercised	315,540	122,446		-			122,446
Value of warrants transferred to capital stock upon exercise		61,356	(61,356)
Finder fee		(12,245)					(12,245)
Issued under 2007 Consultant stock compensation plan	1,350,000	316,120					316,120
Options granted				7,878			7,878
Net loss					(571,799)		(571,799)
Unrealised loss on short term investments considered avilable for sale, cumulative to march 31, 2008 on adoption of new Accounting Policy						(1,306,768)	(1,306,768)

Balance, March 31, 2008	30,095,743	$32,901,488	$2,153,857	$4,077,427	$(32,645,906)	$(1,306,768)	$5,180,098
Unrealised gain on short term investments considered available for sale during the quarter ended June 30, 2008						1,076,875	1,076,875
Net loss for the quarter					(20,222)		(20,222)
Balance, June 30, 2008	30,095,743	$32,901,488	$2,153,857	$4,077,427	$(32,666,128)	$(229,893)	$6,236,751
Unrealised loss on short term investments considered available for sale during the quarter ended September 30, 2008						(2,935,166)	(2,935,166)
Net loss for the quarter					(126,754)		(126,754)
Balance, September 30, 2008	30,095,743	$32,901,488	$2,153,857	$4,077,427	$(32,792,882)	$(3,165,059)	$3,174,831

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Comprehensive Loss and Accumulated Other Comprehensive Loss
(Canadian Dollars)
 (Unaudited – see Notice to Reader dated November 20, 2008)

	Note	Three months ended	Six months ended	Three months ended	Six months ended
		September 30, 2008		September 30, 2007

Net loss for year		(20,222)	(146,976)	(253,418)	(425,453)
Other comprehensive loss
Unrealised gain(loss) for period on short term investments considered available for sale	3	(2,935,166)	(1,858,291)	(198,288)	(813,979)
Comprehensive Gain(loss)		(2,955,388)	(2,005,267)	(451,706)	(1,239,432)

Accumulated other comprehensive income(loss)
Beginning of period		-229,893	-1,306,768	344,011	959,702
Other comprehensive gain(loss) for period		(2,935,166)	(1,858,291)	(98,288)	(813,979)
Accumulated other comprehensive income (loss), end of period		$(3,165,059)	$(3,165,059)	$ 145,723	$ 145,723

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

1.      NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

The Company currently does not have any active project participation and has now expanded its search for participation in suitable projects in all sectors.

2.      PRINCIPLES AND USE OF ESTIMATES

These financial statements consolidated the accounts of the Company and its wholly owned subsidiary, Bontan Oil and Gas Corporation., and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and footnotes required for compliance with GAAP in Canada for annual audited financial statements. These Statements and notes should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the fiscal year ended March 31, 2008.

The accounting policies adopted for the preparation of these Statements are the same as those applied for the Company’s audited financial statements for the fiscal year ended March 31, 2008, except for the adoption of the new accounting and disclosure policies detailed below.

The preparation of these Statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these Statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     Adoption of new accounting and disclosure policies

Effective April 1, 2008 the Company adopted two new accounting standards issued by The Canadian Institute of Chartered Accountants ("CICA") on financial instruments comprising handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which apply to interim and annual financial statements. These sections revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. This disclosure is provided in note 13. The Company also adopted CICA handbook section 1535 "Capital Disclosures", which requires the Company to disclose qualitative and quantitative information relating to its objectives, policies and processes for managing its capital.  This disclosure is provided in note 14.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

 2.  PRINCIPLES AND USE OF ESTIMATES - Continued...

  Future accounting changes

   International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities,  IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

3.    SHORT TERM INVESTMENST

	September 30, 2008		March 31, 2008
	Carrying average costs	fair market value	Carrying average costs	fair market value
Marketable securities	5,328,686	2,469,617	4,637,738	3,330,970
Non-marketable securities	305,990	-	302,790	302,790
	$ 5,634,676	$ 2,469,617	$ 4,940,528	$ 3,633,760
Unrealised loss before tax		$ (3,165,059)		$ (1,306,768)
Movements in unrealised (loss)gain
At beginning of period		(1,306,768)		959,702
(loss)gain during period		(1,858,291)		(2,266,470)
At end of year		$ (3,165,059)		$ (1,306,768)

a.                Marketable securities

Marketable securities are designated as “available-for-sale”.

Marketable securities are stated at fair value based on quoted market prices on the balance sheet as at September 30, 2008. An unrealised loss of $ 1,552,301 for the six months  ended September 30, 2008 was included in the consolidated statement of comprehensive loss and accumulated other comprehensive loss.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

3.         SHORT TERM INVESTMENST - Continued...
As at September 30, 2008, the Company held warrants in certain marketable securities which are exercisable at its option to convert into equal number of common shares of the said securities. The total exercise price of these warrants was $ 122,672 and the market value of the underlying securities was $30,130 as at that date. These warrants and the underlying unrealised gains and losses have not been accounted for in the financial statements since the Company has not yet determined if it would exercise these warrants when they become exercisable.

b.                Non-marketable securities

The Company held shares in three private corporations as at September 30, 2008. The carrying cost of these investments was $305,990. Based on the management review of the affairs of the above investee companies and discussions with their management, it was concluded that there was no other than temporary impairment in the carrying costs of these investments as at September 30, 2008. The factors considered in our impairment review included length of time the security was held, extent to which the fair value was below cost, current financial conditions of the investee companies, near term prospects of the investee companies and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Company however believed that as at September 30, 2008, the value of these investments was seriously affected due partly to the overall adverse market conditions and has therefore valued them at zero value. An unrealised loss of $ 305,990 for the six months ended September 30, 2008 was included in the consolidated statement of comprehensive loss and accumulated other comprehensive loss.

4. OFFICE EQUIPMENT AND FURNITURE

	Cost	Accumulated amortisation	Net book value	Net book value
	As at September 30, 2008			March 31, 2008
				(Audited)
Office furniture	4,725	898	3,827	4,252
Software	5,256	131	5,125
Computer	2,298	670	1,628	1,954

	$ 12,279	$ 1,699	$ 10,580	$ 6,206

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

5.      PREPAID CONSULTING SERVICES

Prepaid consulting services relate to the fair value of shares and options issued under the Company’s Consultants’ Stock Compensation and Stock  Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2008	Deferred during period	Expensed during period	Balance at September 30, 2008
Options	$ 7,878	$ -	$ (3,940)	$ 3,938
Stocks	278,018	1	(158,016)	120,003
	$ 285,896	$ 1	$ (161,956)	$ 123,941

	Balance at April 1, 2007	Deferred during the year	Expensed during the year	Balance at March 31, 2008
Options	$ -	$ 7,878	$ -	$ 7,878
Stocks	276,146	316,120	(314,248)	278,018
	$ 276,146	$ 323,998	$ (314,248)	$ 285,896

	Balance at April 1, 2007	Deferred during period	Expensed during period	Balance at September 30, 2007
Stocks	276,146	-	(156,890)	119,256
	$ 276,146	$ -	$ (156,890)	$ 119,256

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

6.      CAPITAL STOCK

 (a)         Authorized

Unlimited number of common shares

 (b)         Issued

	September 30, 2008		March 31, 2008
			(Audited)
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of period	30,095,743	$ 32,901,488	28,430,203	$ 32,413,811
Warrants exercised	-	-	315,540	122,446
Expenses relating to warrants excercised		-		(12,245)
Value of warrants transferred to capital stoock upon exercise	-	-		61,356
Issued under 2007 Consultant Stock Compensation Plan	-	-	1,350,000	316,120
	30,095,743	$ 32,901,488	30,095,743	$ 32,901,488

7.      STOCK OPTION PLANS

         (a) The following is a summary of all Stock Option Plans as at September 30, 2008:
Plan	Date of registration *	# of Options
		Registered	issued	Expired	Exercised	Outstanding
1999 Stock option Plan	April 30, 2003	3,000,000	3,000,000	(70,000)	(1,200,000)	1,730,000
2003 Stcok Option Plan	July 22, 2004	2,500,000	2,500,000	-155,000	-400,000	1,945,000
The Robinson Plan	December 5, 2005	1,100,000	1,100,000	-	-	1,100,000
2005 Stock Option Plan	December 5, 2005	1,000,000	50,000	-	-	50,000
		7,600,000	6,650,000	(225,000)	(1,600,000)	4,825,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

         All options were fully vested on the dates of their grant.

         (b) There were no movements during the six months and quarter ended September 30, 2008.  The weighted average exercise price of the outstanding stock options is US$.46.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

7.      STOCK OPTION PLANS - continued……..

         (c)  Details of weighted average remaining life of the options granted and outstanding are as follows:

	September 30, 2008		March 31, 2008
			(Audited)
	Options outstanding & excercisable		Options outstanding & excercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.35	1,680,000	1.17	1,680,000	1.67
0.50	3,015,000	1.35	3,015,000	1.85
0.75	125,000	0.88	125,000	1.38
1.00	5,000	0.88	5,000	1.38
0.46	4,825,000	1.27	4,825,000	1.78

All options were fully vested immediately as at September 30 and March 31, 2008. The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 1,995,000 options and less than the market price for the balance of 2,830,000 options. Upon expiry or termination of the contracts, vested options must be exercised within 30 days for consultants and 90 days for directors.

8.	WARRANTS

(a)	Movement in warrants during the period are as follows:

	September 30, 2008			March 31, 2008
				(Audited)
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value

Issued and outstanding, beginning of period	12,846,420	0.44	2,153,857	13,161,960	0.44	2,215,213
Exercised during year	-		-	(315,540)		(61,356)
Issued and outstanding, end of year	12,846,420	0.44	2,153,857	12,846,420	0.44	2,153,857

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

8.	WARRANTS – Continued..........

(b) Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	September 30, 2008		March 31, 2008
			(Audited)
	Warrants outstanding & excercisable		Warrants outstanding & excercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
1.00	1,721,960	0.50	1,721,960	1.00
0.35	11,124,460	0.27	11,124,460	0.77

0.46	12,846,420	0.30	12,846,420	0.80

9.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 30,095,743 shares for the six and three months ended September 30, 2008 (Six months and three months ended September 30, 2007– 28,710,563 and 28,745,743 respectively).

The Company had approximately 12.8 million warrants and 4.8 million options, which were not exercised as at June 30, 2008. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

10.           COMMITMENTS  AND CONTINGENT LIABILITIES

(a)
The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

(b)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. The fee for the calendar year ending December 31, 2008 consists of 450,000 common shares of the Company issued under 2007 Consultant compensation plan.  Mr. Shah was also approved cash fee of $10,000 plus taxes per month for the period from January 2008 to May 2008 for his services in connection with the new internal control compliance matters. Effective June 1, 2008, Mr. Shah is allowed to draw $10,000 per month in arrears until market price of the Company’s common shares reaches $0.50 provided that such drawings will be considered as fee advances to be repaid when the market price of the common shares of the Company stays at $0.50 or above for a consecutive period of three months. . Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)
The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson accepted 550,000 common shares issued under 2007 Consultant Stock Compensation Plan, in lieu of his fees for the year ending December 31, 2008.

(d) The Company has a consulting contract with Mr. John Robinson. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On March 28, 2008, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2009.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan.  Mr. Robinson will provide services that include assisting the management in evaluating new projects and monitoring short term investment opportunities that the Company may participate in from time to time.

 (e) The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the remaining warrants are exercised will be approximately US$562,000.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

11.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements. Amounts are for six months ended September 30, 2008 and balances are at September 30, 2008. Comparative amounts are for the six months ended September 30, 2007 and balances as at September 30, 2007.

(i)
Included in shareholders information expense is $ 61599 (2007 – $ 65,021) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged $8,589 for rent (2007: $2,871).

(iii)	Finders fees of $ nil (2007: $12,245) was charged by CCC in connection with the private placement.

(iv)	Business expenses of $9,583 (2007: $9,677) were reimbursed to directors of the corporation and $34,007 (2007 - $59,371) to a key consultant and a former chief executive officer of the Company.

(v)
Cash fee paid to directors for services of $25,000 (2007: $ nil). Fees prepaid to a director $2,168 (Expense advance to director in 2007: $ 2,500). These fees are included under travel, promotion and consulting expenses.

(vi)
Accounts payable includes $11,347 (2007: $5,829) due to CCC, $2,803 (2007: $1,576) due to directors and $2,723 (2007: $3,503) due to a key consultant and a former chief executive officer of the Company.

(vii)
Included in short term investments is an investment of $200,000 (2007: $100,000) in a private corporation controlled by a brother of the key consultant. The investment was stated at market value which was considered nil as at September 30, 2008 ($100,000 as at September 30, 2007)

(viii)
  Included in short term investments is an investment of $1,833,966 carrying cost and $724,620 fair value (2007: $1,870,515 carrying cost and $2,321,670 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in open market or through private placements and represents less than 1% of the said Corporation.

(ix)	Included in other receivable is an advance of $40,000 made to a director. (2007: $ nil). The advance is repayable upon happening of certain events as explained in note 10 (b).

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

 12.           SEGMENTED INFORMATION

As at September 30 and March 31, 2008, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2008.

The Company had no business activity in the above segment.

The Company is now seeking business participation opportunities in all sectors. This may change the future major business segments for the Company.

Geographic Information

The Company operates from one location in Canada. Its assets were located in Canada as at September 30, 2008, March 31, 2008 and September 30, 2007.

13.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

         (a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and two brokerage firms. The risk is mitigated because the financial institution is a prime Canadian bank and the brokerage firms are well known Canadian brokerage firms with good market reputation.

         (b) Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 77% of total assets of the Company as at September 30, 2008      (69% at March 31, 2008). Further, the Company’s holding in one Canadian marketable security accounted for approximately 29% (March 31, 2008: 31%) of the total short term investment in marketable securities or 23% (March 31, 2008: 21%) of total assets at September 30, 2008.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

13.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS – Continued ....

The management mitigates this risk by daily monitoring of all its investments by experienced consultants.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants have opted to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

 (d) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Significant part of cash and short term investments are held in US dollars – approximately 17% of total assets at September 30, 2008 (23% as at March 31, 2008). The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	September 30, 2008	March 31, 2008
US Dollar to CDN Dollar	1.0599	1.0279

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007
(Unaudited – see Notice to Reader dated November 20, 2008)

14.      CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company currently has no debts or significant financial commitments. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short term investments.

As at September 30, 2008, the shareholders’ equity was approximately $ 3.2 million (March 31, 2008: $ 5.2 million). Approximately 78% or $2.5 million was held in short term investments (March 31, 2008: $3.6 million or 69%) and the balance was held in cash. Absence of any external debts iensures the Company’s continued financial strength.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

The Company expects its current capital resources will be sufficient to carry its business plans and operations through its current operating period.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Which are not materially different from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X.

Future U.S. accounting policy changes

There were no new accounting developments in the US standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2008.

16	PRIOR PERIOD COMPARATIVES

Certain prior period comparatives have been restated to conform to the current presentation.